UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Pangaea Logistics Solutions Ltd.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G6891L 105

(CUSIP Number)

February 15, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Maureen Maze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,802,070*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,802,070*
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,802,070*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.33%**
12	TYPE OF REPORTING PERSON IN

*

Includes 889,368 shares of Common Stock owned by the Edward & Julia Coll Trust fbo Andrew Coll (the “Andrew Coll Trust”), 1,565,082 shares of Common Stock owned by the Edward & Julia Coll Trust fbo James Coll (the “James Coll Trust”), and 2,347,620 shares of Common Stock owned by the Edward & Julia Coll Trust fbo Aidan Coll (the “Aidan Coll Trust” and, together with the Andrew Coll Trust and the James Coll Trust, the “Trusts”). Ms. Maze serves as the sole trustee for each of the Trusts and has sole voting and dispositive power with respect to the Common Stock owned by the Trusts.

**

The aggregate percentage of class of Pangaea Logistics Solutions Ltd.’s (the “Issuer’s”) Common Stock, par value $0.0001 per share (the “Common Stock”), reported herein is based upon 46,466,622 shares of Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

Item 1.

(a)

This Schedule 13G relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Pangaea Logistics Solutions Ltd., a holding company incorporated under the laws of Bermuda (the “Issuer”), which may be deemed to be beneficially owned by the Reporting Person (defined below) by virtue of her indirect beneficial ownership of shares of the Issuer’s Common Stock.

(b)	The Issuer’s principal executive offices are located at 109 Long Wharf, Newport, Rhode Island 02840.

Item 2.

(a)	This statement is being filed on behalf of Maureen Maze, a United States citizen (the “Reporting Person”).

(b)	The Reporting Person’s business address is:

c/o Rockland Trust

58 Main Street

Franklin, MA 02038

Attention: Mary Friel

(c)

Ms. Maze is the sole trustee of each of the Edward & Julia Coll Trust fbo Andrew Coll (the “Andrew Coll Trust”), the Edward & Julia Coll fbo James Coll (the “James Coll Trust”) and the Edward & Julia Coll fbo Aidan Coll Trust (the “Aidan Coll Trust” and, together with the Andrew Coll Trust and the James Coll Trust, the “Trusts”). Ms. Maze is retired.

(d)	The title of the class of securities with respect to the Issuer is Common Stock.

(e)	The CUSIP number related to the Common Stock is G6891L 105.

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned:	4,802,070
(b) Percent of class:	10.33%*
(c) Number of shares as to which the person has:**

(i) Sole power to vote or to direct the vote:	4,802,070
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	4,802,070
(iv) Shared power to dispose or to direct the disposition of:	0

*

The number reported for “Percent of class” is based on 46,466,622 shares of Common Stock of the Issuer outstanding as of August 7, 2023, as reported in the Issuer’s report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

**	Shares over which Ms. Maze had sole and shared voting and dispositive power consist solely of shares held by the Trusts, of which she is sole trustee.

Item 5.	Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2023

/s/ Maureen Maze
Maureen Maze